Form 5

  XX Check this box if no longer subject to Section 16.
 Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  XX Form 3 Holdings Reported

  XX Form 4 Transactions Reported

U.S. Securities and Exchange Commission
Washington DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935
 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person        Michaeli, Dov
                                                    (Last)   (First)
                                                PO Box 1049
                                                     (Street)
                                                Woodland, CA 95776
                                                   (City)     (State) (Zip)
2.  Issuer Name and Ticker or Trading Symbol   Aphton Corporation   Symbol APHT
3.  IRS or Social Security Number of Reporting Person (Voluntary)
4.  Statement for Month/Year        03/01
5.  If Amendment, Date of Original (Month/Year) )
6.  Relationship of Reporting Person to Issuer (Check all applicable)
      Director   X Officer, Medical Science and Chief Medical Officer
7.  Individual or Joint/Group Reporting
     XX  Form Filed by One Reporting Person
         Form Filed by More than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)  Aphton Corporation Common Stock
2.a) Transaction Date (Month/Day/Year)
2.b) Transaction Date (Month/Day/Year)
3.a) Transaction Code (Instr. 8)
3.b)Transaction Code (Instr. 8)
4.a)Securities Acquired (A) or Disposed of
    Amount:     (A) or (D):       Price:
4.b)Securities Acquired (A) or Disposed of
    Amount:     (A) or (D):       Price:
5.Amount of Securities Beneficially Owned at End of Month:
6.Ownership Form: Direct (D)or Indirect(I):
7.Nature of Indirect Beneficial Ownership:

Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls,warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)
2.Conversion or Exercise Price of Derivative Security:
3.Transaction Date (Month/Day/Year):
4.Transaction Code (Instr. 8)  :
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
     Amount:      (A) or (D):
6.Date Exercisable:  and Expiration Date (Month/Day/Year):
7.Title and Amount of Underlying Securities Title:
8.Price of Derivative Security:
9.Number of Derivative Securities Beneficially Owned at End of Month:
10.Ownership Form of Derivative Security: Direct (D)or Indirect(I):
11.Nature of Indirect Beneficial Ownership:

Explanation of Responses:



----------/s/-----------------                   05/09/01
Signature of Reporting Person                     Date
Dov Michaeli